[redacted]

08032460

MMISSION

9

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SEC FILE NUMBER
8-49443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PricewaterhouseCoopers Corporate Advisory & Restructuring, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue, 25th Floor

(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section

AUG 27 2008

Washington, DC

103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Milani 312-298-2755

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Councilor, Buchanan, Mitchell, P.C.

(Name – *if individual, state last, first, middle name*)

7910 Woodmont Ave, Ste 500, Bethesda, MD 20814

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 16 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Milani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Corporate Advisory & Restructuring LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHARLOTTE M BUMPERS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/10

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS CORPORATE ADVISORY AND RESTRUCTURING LLC

June 30, 2008

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

CONTENTS

June 30, 2008

CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of **PricewaterhouseCoopers Corporate Advisory and Restructuring LLC**

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") as of June 30, 2008, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC as of June 30, 2008, and the results of its operations and its cash flows the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Councilor, Buchanan + Mitchell, P.C.

Certified Public Accountants

Bethesda, Maryland
August 25, 2008

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS

Cash and cash equivalents	$ 4,941,167
Accounts receivable	765,267
	$ 5,706,434

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 1,757,606
Due to affiliate	598,031
Members' capital	3,350,797
	$ 5,706,434

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT OF OPERATIONS

Year ended June 30, 2008

Revenues	
Fee income and related expenses	$ 6,604,738
Interest and other	190,132
	6,794,870
Operating expenses	
Employee compensation and benefits	4,749,499
Practice development	558,798
Recruiting	124
Other personnel-related expenses	665,134
Technology and research	293,568
Business development	91,298
Office and administrative expenses	645,034
Occupancy	123,060
	7,126,515
NET LOSS	$ (331,645)

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended June 30, 2008

Members' capital, beginning of year	$ 3,682,442
Net loss	(331,645)
Members' capital, end of year	$ 3,350,797

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT OF CASH FLOWS

Year ended June 30, 2008

Cash flows from operating activities	
Net loss	$ (331,645)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Accounts receivable	740,011
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(369,483)
Due to affiliate	603,832
Net cash provided by operating activities	642,715
Cash and cash equivalents at beginning of year	4,298,452
Cash and cash equivalents at end of year	$ 4,941,167

The accompanying notes are an integral part of this statement.

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts, and limited liability companies on a "best efforts" basis with clients located throughout the United States.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds.

2. *Accounts Receivable*

   Accounts receivable are reported at their outstanding balances.

   Management periodically evaluates the adequacy of the allowance for doubtful accounts by considering the Company's past receivables loss experience, known and inherent risks in the accounts receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions.

   The allowance for doubtful accounts is increased by charges to bad debts expense and decreased by charge offs of the accounts receivable balances. Accounts receivable are considered past due based on their payment terms. Accounts receivable are charged off based on management's case-by-case determination that they are uncollectible.

NOTE B (continued)

Management believes that substantially all accounts receivable are collectible at June 30, 2008. No material allowances have been provided.

3. *Fee Income and Revenue Recognition*

Fee income represents amounts recognized in connection with advisory services fees and related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. When applicable, advisory services fees received in advance of performance are treated as deferred revenue.

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

$5,098,755 of the gross revenues earned was a result of subcontracts from it's parent, PricewaterhouseCoopers LLC (PwC), a member of the PwC Network of Global firms, as is the Company. In addition, all revenues are processed by PwC on behalf of the Company.

The Company has an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada," an affiliate of PwC) to provide U.S.-based broker-dealer services via Registered Representative Consulting Agreements.

The Company earned approximately $350,000 of revenues from PwCCF Canada for the year ended June 30, 2008.

2. *Intercompany Transactions*

Net revenues were collected and expenditures processed by PwC on behalf of the Company. Collections are processed by PwC and deposited directly into the Company's accounts.

PwC charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula, which totaled $758,891 for the year ended June 30, 2008. At June 30, 2008, the amount due to PwC was $598,031, which represents the net amount of revenues collected and expenditures paid and allocated by PwC.

3. *Employee Benefit Plan*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches

NOTE D (continued)

employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan (200% of the first 6% of compensation for the employee's first September of participation). The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

After March 2006, the Company stopped making profit sharing contributions and began participation in PwC's cash balance pension plan, with allocations for its employees made in the same amount as the prior profit sharing contributions. Expense totaled $28,437 for the year ended June 30, 2008.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk at June 30, 2008, as the majority of all cash and cash equivalents are held at one financial institution.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2008, the Company had net capital of $3,985,391, which exceeded minimum net capital requirements by $3,928,127.

SUPPLEMENTARY INFORMATION

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2008

Net capital	
Members' capital	$ 3,350,797
Deductions and/or charges	
Nonallowable assets	
Accounts receivable, less allowance for doubtful accounts	754,459
Other	10,808
	2,585,530
Other additions and/or credits	
Discretionary bonus pool	1,496,681
Net capital before haircuts on securities positions	4,082,211
Haircuts on securities	
Other securities	96,820
Net capital	3,985,391
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $858,956 or $5,000	57,264
Excess net capital	$ 3,928,127
Ratio of aggregate indebtedness to net capital	.22 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued expenses	$ 858,956

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT REGARDING RULE 15c3-3

June 30, 2008

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

**PRICEWATERHOUSECOOPERS CORPORATE
ADVISORY AND RESTRUCTURING LLC**

June 30, 2008

CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

In planning and performing our audit of the financial statements and supplementary schedules of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

To the Members of
PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Councilor, Buchanan + Mitchell, P.C.

Certified Public Accountants

Bethesda, Maryland
August 25, 2008

FINRA AND SEC ADDRESSES:
REGIONAL AND DISTRICT OFFICES

Copies	Location
(1)	FINRA/Financial Operations 9509 Key West Avenue, 5th Floor Rockville, MD 20850 Attn: Eleanor Sabalbaro
(2)	SEC Headquarters Securities and Exchange Commission Registrations Branch Mail Stop 8031 100 F Street, NE Washington, DC 20549 Email: help@sec.gov
(1)	Northeast Regional Office Mark Schonfield, Regional Director 3 World Financial Center Room 4300 New York, NY 10281 Email: newyork@sec.gov
(1)	Boston District Office Walter G. Ricciardi, District Administrator 33 Arch Street, 23rd Floor Boston, MA 02110-1424 Email: boston@sec.gov
(1)	Philadelphia District Office Arthur S. Gabinet, District Administrator The Mellon Independence Center 701 Market Street Philadelphia, PA 19106-1532 Email: Philadelphia@sec.gov
(1)	Councilor, Buchanan, Mitchell 7910 Woodmont Avenue Suite 500 Bethesda, MD 20814 Email: klaudengerger@cbmcpa.

NASAA MEMBER REPRESENTATIVE STATE LIST

ONE COPY EACH

Arizona
Corporation Commission
Securities Division
1300 West Washington Street
Third Floor
Phoenix, AZ 85007
Matthew J. Neubert

Arkansas
Securities Department
Heritage West Building
201 East Markham
Room 300
Little Rock, AR 72201-1692
Heath Abshure

New Hampshire
Bureau of Securities Regulation
State House Annex
Suite 317A 3rd Floor
Concord, NH 03301
Mark Connolly

California
Department of Corporations
1515 K. Street
Sacramento, CA 95814
Preston DuFauchard

Puerto Rico
Commission of Financial Institutions
1492 Ponce de Leon Avenue
Suite 600
San Juan, PR 00907
Asdrubal Aponte

Rhode Island
Dept of Bus Regulation
233 Richmond Street
Suite 232
Providence, RI 02903-4232
Maria D'Alessandro

South Carolina
Office of the Attorney General
Securities Division
Rembert C. Dennis Office Building
100 Assembly Street
Columbia, SC 29201
T. Stephen Lynch

Tennessee
Dept of Comm & Insurance
Securities Division
Davy Crockett Tower, St 680
500 James Robertson Hwy
Nashville, TN 37243-0575
Daphne D. Smith

U.S. Virgin Islands
Division of Banking and Insurance
18 Kongens Gade
Saint Thomas, VI 00802
Deverita Sturdivant

Missouri
Office of the Sec of State
600 West Main Street
Jefferson City, MO 65101
Matt Kitzi

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: PRICEWATERHOUSECOOPERS CORPORA [0013]

SEC File Number: 8- 49443 [0014]

Address of Principal Place of Business: 300 MADISON [0020]

NEW YORK [0021] NY [0022] 10017 [0023]

Firm ID: 41461 [0015]

For Period Beginning 04/01/2008 [0024] And Ending 06/30/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Rosemary A. Burns [0030] Phone: (212)425-7790 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	4,941,167 [0200]		4,941,167 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities**			

	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	540,433 [0670]	540,433 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	224,834 [0735]	224,834 [0930]
12. **TOTAL ASSETS**		4,941,167 [0540]	765,267 [0740]	5,706,434 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	858,956 [1205]	1,496,681 [1385]	2,355,637 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of			
	[1010]			
	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	858,956 [1230]	1,496,681 [1450]	2,355,637 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	3,350,797 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	3,350,797 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	5,706,434 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2008 [3932]	Period Ending 06/30/2008 [3933]	Number of months 3 [3931]

REVENUE

1. Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	0 [3940]
2. Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares		[3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		[3975]
8. Other revenue		2,325,230 [3995]
9. Total revenue		2,325,230 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11. Other employee compensation and benefits			993,220 [4115]
12. Commissions paid to other broker-dealers			[4140]
13. Interest expense			[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14. Regulatory fees and expenses			[4195]
15. Other expenses			783,343 [4100]

16. Total expenses	1,776,563 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		548,667 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		548,667 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	205,150 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)–Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			3,350,797 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			3,350,797 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			3,350,797 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		765,267 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-765,267 [3620]
7.	Other additions and/or credits (List)			
		DISCRETIONARY BONUS [3630A]	1,496,681 [3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	1,496,681 [3630]
8.	Net capital before haircuts on securities positions			4,082,211 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment**			

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		96,820 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-96,820 [3740]
10. Net Capital			3,985,391 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	57,263 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	57,263 [3760]
14. Excess net capital (line 10 less 13)	3,928,128 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	3,899,495 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		858,956 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	858,956 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 22 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		2,667,464 [4240]
A.	Net income (loss)		548,667 [4250]
B.	Additions (includes non-conforming capital of	[4262])	134,666 [4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		3,350,797 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

END